DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2025, Loma Negra C.I.A.S.A. had the following classes of securities registered pursuant to Section 12(b) of the Exchange Act:

No.	Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
I	Ordinary Shares of Loma Negra C.I.A.S.A., with a par value of Ps.0.10 per share and each entitled to one vote.	LOMA	NYSE*
II	American Depositary Shares, each representing 5 Ordinary Shares of Loma Negra C.I.A.S.A.	LOMA	NYSE

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

I.	ORDINARY SHARES
The following is a description of our share capital and the rights of the holders of our ordinary shares registered under Section 12 of the Securities Exchange Act of 1934, as amended. These rights are set forth in our bylaws or are provided by Argentine corporate law and the rules and regulations of the CNV and the listing rules of BYMA. This summary does not purport to be complete and is qualified by reference to our by-laws, Argentine corporate law, the rules and regulations of the CNV and the listing rules of BYMA. For more complete information, you should read our bylaws, a copy of which is filed as Exhibit 1.1 to the Annual Report on Form 20-F.
General
Our share capital as of December 31, 2025, consisted of Ps. 58,348,315.10, represented by 583,483,151 ordinary, book-entry shares, with a par value of Ps. 0.10 per share, each entitled to one vote. All outstanding shares are fully paid as of the date of this annual report. On April 25, 2023, our general shareholders’ meeting approved the reduction of our capital stock by (1) 12,352,329 treasury shares acquired under the Company’s share repurchase plans and (2) 191,010 shares registered to shareholders that have been unidentifiable since 1995. The decision taken by the shareholders’ meeting to reduce the company’s capital was approved by the Public Registry on September 26, 2023, under No. 16416, Book No. 114, Volume – of Corporations.
The registry for our ordinary shares is maintained with Caja de Valores in Argentina. Only those persons whose names appear on such share registry are recognized as owners of our ordinary shares. Transfers, encumbrances and liens on our ordinary shares must be registered in our share registry and are only enforceable against us and third parties from the moment registration takes place. If the share registry is not properly updated, investors will have a claim for proper registration and damages, if applicable, against the registrar.
Ordinary Shares
Voting Rights.
Under our bylaws, each ordinary share entitles the holder thereof to one vote at any meeting of our shareholders. Under the Argentine General Companies Law, a shareholder is required to abstain from voting on any resolution in which it has a direct or indirect interest that conflicts with, or is different from, that of the company. In the event that such shareholder votes on such resolution, and the relevant resolution would not have been approved without the shareholders’ vote, such shareholder may be held liable for damages to the company, other shareholders and third parties, and the resolution may be declared void by a competent court.

Pursuant to Section 244 of the Argentine General Companies Law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions: the voluntary winding up of the company in advance, transfer of the domicile of the company outside of Argentina, a fundamental change to our corporate purpose of the company, total or partial mandatory repayment by the shareholders of the paid in capital and a merger or a spin off, where we will not be the surviving entity. In the aforementioned cases, the plurality of votes granted by a certain class of shares shall not be considered. Also, under Section 284 of the Argentine General Companies Law, plurality of votes will not be applicable to the election of syndics or members of the supervisory committee; provided that, the Argentine General Companies Law allows for the election of up to one third of vacant supervisory committee members positions through the cumulative voting system in terms similar to those described in the election of the members of the board of directors. For further information regarding cumulative voting rights, see “—Election of Directors, Quorum and Resolutions” below.
We do not have any class of shares affording multiple votes. In accordance with Argentine General Companies Law, as long as we remain an entity authorized to publicly offer our ordinary shares, we will not issue additional shares of any class that entitle the holder to more than one vote per share. For further information regarding voting rights, see “—Shareholders’ Meetings” in the Annual Report on Form 20-F.
The rights of holders of our stock may be modified through a resolution of our extraordinary shareholders meeting.
Redemption and Appraisal Rights.
Our ordinary shares may be redeemed in connection with a reduction in capital by the vote of a majority of shareholders at an extraordinary shareholders’ meeting. Any shares so redeemed must be canceled by us.
Whenever our shareholders approve a spin-off or merger in which we are not the surviving corporation (except where the shares to be received by our shareholders are admitted to public offering or are listed), a fundamental change in our corporate purpose, change of our domicile outside of Argentina, withdrawal, denial or voluntary retirement from public offering or delisting, our continuation in the case of withdrawal of the authorization to perform activities or cancellation of the public offering authorization, or a total or partial recapitalization following a mandatory reduction of our capital, any shareholder that voted against such action that was approved or did not attend the meeting at which the decision was taken, may withdraw and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within a determined period. Appraisal rights must be exercised within the five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 75 days of the meeting at which the resolution was adopted.
Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except in the case of our withdrawal, denial or voluntary retirement from the public offering regime of the CNV, our delisting or any continuation of the withdrawal of the authorization to perform activities. In any such case the payment period is reduced to 60 days from the date of the adjournment of the shareholders’ meeting or following the publication of the withdrawal, denial or approval of the voluntary retirement from the public offering regime of the CNV.
Preemptive and Accretion Rights.
Under the Argentine General Companies Law, in the event of a capital increase, holders of existing ordinary shares of any given class have a preemptive right to subscribe for a number of shares of the same class, so that they may maintain the same proportion of shares in that class. In addition, shareholders are entitled to accretion rights which allow them to subscribe for shares that are not otherwise subscribed by other existing shareholders in proportion to the percentage of shares for which subscribing existing shareholders have exercised their preemptive rights. Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties.

Preemptive rights and accretion rights may be waived only by each shareholder on a case-by-case basis. Additionally, the Argentine General Companies Law permits shareholders at a special shareholders’ meeting to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of our Company requires such action and, additionally, under the following specific conditions: (i) the issuance is expressly included in the list of matters to be addressed at the shareholders’ meeting; and (ii) the shares to be issued are to be paid in-kind or in exchange for payment under preexisting obligations.
Furthermore, Article 12 of the Negotiable Obligations Law No. 23,576, as amended, permits shareholders at a special shareholders’ meeting to suspend preemptive subscription rights for the subscription of convertible bonds under the conditions described above. According to said law, preemptive rights may also be eliminated in the event that a given company enters into an underwriting agreement with an agent for the placement of the bonds, by means of a shareholders resolution passed with an affirmative vote of at least 50% of the outstanding share capital with a right to exercise such preemptive rights, so long as votes against such resolution do not represent 5% or more of the share capital. This provision on elimination also applies to the issuance of warrants over shares of capital stock or other securities convertible into capital stock.
Under Section 194 of the Argentine General Companies Law, the right to preemptive subscription must be exercised within thirty days following the announcement to the shareholders that they can exercise their rights. Such announcement must be published for a period of three days in the Official Gazette of the Republic of Argentina and in an Argentine newspaper of wide circulation. According to the Argentine General Companies Law, companies admitted to the public offering regime may, upon authorization of an extraordinary shareholders’ meeting, reduce this period to ten days. However, pursuant to the Capital Markets Law, in the event of a capital increase by means of shares offered to the public (i) preemptive rights will be exercised within the public offering placement process described in the offering plan of distribution, provided that (a) the issuer’s by-laws include an express provision to this effect (as it is the case of our by-laws); and (b) the shareholders’ meeting approving the capital increase approves the exercise of the preemptive rights through such process; and (ii) except expressly provided in the issuer’s by-laws (as it is not the case of our by-laws), the shareholders exercising the preemptive right will not enjoy accretion rights. Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. In addition, holders of ADSs wishing to exercise their preemptive rights in connection with our ordinary shares underlying their ADSs directly will have to request to the depositary of the ADSs the cancellation of their ADSs and the release and delivery of the underlying ordinary shares, for which purposes, holders of the ADSs will need to have a custody account with Caja de Valores, or other custody account in Argentina.
In accordance with Argentine General Companies Law, as long as we remain being an entity authorized to publicly offer our ordinary shares, we will not issue additional shares of any class that entitle the holder to more than one vote per share.
Liquidation Rights.
In the case of our liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and then proportionally distributed among our holders of ordinary shares.
Election of Directors, Quorum and Resolutions
Currently, the shareholders present at any annual ordinary meeting may determine the size of the board of directors, provided that there shall be no less than three and no more than fourteen. Any director so appointed will serve for one fiscal year and is eligible for reelection.
Members of our board of directors shall remain in office until replaced. In the event that any member resigns, a designated substitute director will take his or her place. If no substitute has been designated by the shareholders, the supervisory committee will have to name a new director until the following shareholders’ meeting, unless another form of appointment of directors in case of vacancy is provided for in the bylaws.
Under our bylaws, quorum for board meetings is the majority of board members present physically or by any electronic media, and any action may be taken by the affirmative vote of an absolute majority of those that are entitled to vote on such action, having the president double vote in the event of a tie. The board of directors has full power of management over the company within the scope of our corporate purpose, including borrowing money. The powers of the board of directors may only be modified through an amendment of our bylaws approved at an extraordinary shareholders’ meeting.

Under the Argentine General Companies Law, board members materially interested or having a conflicting interest with the company shall notify the board of directors and the members of our supervisory committee of such situation and must refrain from participating in the debate, under penalty of being liable for damages.

The Argentine General Companies Law allows for cumulative voting to elect up to one third of vacant board positions. The positions within the one third of vacancies not appointed under cumulative voting rights and the remaining vacant board positions are elected using the ordinary voting system. Cumulative voting is a system designed to protect holders with non-controlling interests, as it gives rise to the possibility, but does not ensure, that non-controlling interests will be able to elect some of their candidates to our board of directors. Under this system, the number of votes corresponding to members participating in the proceeding is multiplied by the number of contemplated vacancies, and can only be applied to vote to appoint up to one third of the vacancies. The larger the number of vacancies, the greater the possibility that minority groups of shareholders will win positions in our board of directors.
Shareholders’ Liability.
Shareholders’ liability for the losses of a company is limited to their respective shareholding in the company. Under the Argentine General Companies Law, however, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulation, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. In addition, a shareholder who votes on a business transaction in which the shareholder’s interest conflicts with that of the company may be liable for damages under the Argentine General Companies Law, but only if the transaction would not have been validly approved without such shareholder’s vote.
In addition, the shareholders are liable for damages derived to the company from the shareholders’ willful misconduct (dolo) or negligence (culpa). The shareholders are jointly and severally liable for any damages derived from any act of the company that (a) conceals the prosecution of interests different from the interests of the company, or (b) constitute a mere resort for breaching the law, violating principles of public policy or good faith, or frustrating third parties’ rights (“piercing of the corporate veil doctrine”).
Under the Argentine Bankruptcy Law No. 24,522, the bankruptcy of the company may be extended to its controlling shareholder if it (a) used the company to perform acts in its own interest and in detriment of the company’s interest and disposed of the company’s assets as if they were of the controlling shareholder, all in fraud of the company’s creditors; or (b) who unlawfully diverted the company’s corporate interest subjecting it to a unified management in the interest of the controlling shareholder or its group; or (c) with respect to whom there is an indivisible confusion with the assets of the company, or a major part thereof, that impedes the clear delimitation of the assets and liabilities of each of such parties.
Form and Transfer of Shares
Our current share capital is represented by book-entry shares. The registry for our ordinary shares is maintained by Caja de Valores in Argentina. Only those persons whose names appear on such share registry are recognized as owners of our ordinary shares. Transfers, encumbrances and liens on our ordinary shares must be registered in our share registry and are only enforceable against us and third parties from the moment registration takes place. If the share registry is not properly updated, investors will have a claim for proper registration and damages, if applicable, against the registrar.
Mandatory Public Offers Required Pursuant to Argentine Capital Markets Law and the CNV Rules.
Mandatory Public Offer in the Case of Significant Acquisition of Our Capital Stock and Votes. The public tender offers (“OPAs”) are regulated by the Argentine Capital Markets Law (Law No. 27,440) and by CNV rules, as amended and restated by time to time.

CNV rules provide that a mandatory public offer is required to be made by a person who, individually or acting in concerted manner, has effectively reached the control of a listed company (i) through the acquisition of shares or securities that grant, directly or indirectly, voting rights in said company; (ii) through agreements with other holders of securities that, in a concerted manner, grant the necessary voting rights to control decisions at ordinary shareholders’ meetings, or to elect or revoke the majority of the board members or members of the supervisory committee, as well as any other agreement that, with the same purpose, governs the exercise of voting rights at the management body or any delegate thereof. This provision shall apply when the parties to the agreement have acquired the voting shares of the company, acting individually or in concerted manner, within the twelve (12) months prior to the execution of the agreement; or when a new shareholder initiates and subscribes to an agreement with others to establish joint control over the company upon becoming a shareholder. It shall not apply in cases where a shareholder acquires a stake equal to or less than 50% in a company controlling an issuer admitted to the public offering regime, provided that there is a pre-existing agreement to which the new shareholder adheres, assuming the position of the selling shareholder without altering the controlling company's stake in the affected company; or (iii) indirectly or as a result of a corporate reorganization process, where the affected company's securities represent a substantial part of the assets whose acquisition is the principal reason for attaining control, even if one or more of the companies involved are not admitted to public offering or are not domiciled in Argentina.
Pursuant to the Argentine Capital Markets Law, a person will have, individually or together with other persons, a controlling interest when: (i) directly or indirectly reach a percentage of voting rights equal to, or greater than, 50%, excluding from the calculation those shares that belong, directly or indirectly, to the affected company; or (ii) have obtained less than 50% of the voting rights but act as a controlling shareholder (understood as any person which, directly or indirectly, owns, individually or jointly, a participation that grants the necessary votes to control the corporate resolutions in ordinary shareholders’ meetings, or to appoint or remove the majority of the members of the board of directors or supervisory committee).
The Argentine Capital Markets Law provides that the OPA procedure will be conducted after the acquisition of control. The deadline for submitting the offer is one month as from the date when the controlling interest is obtained. Listed companies that resolve to delist their shares from the public offering regime must launch a mandatory tender offer to acquire their shares, subscription rights, and bonds convertible into shares or share options. In the event of a breach of the obligation to make a mandatory OPA, with prior notice to the obligors, the CNV will resolve for the auctioning of the acquired shares, and may suspend the political rights of the person obliged to launch the tender offer, who will also be subject to the penalties provided by the Argentine Capital Markets Law.

For mandatory tender offer bids due to an acquisition of a controlling interest, the Argentine Capital Markets Law, regulated by CNV rules, establishes that the “equitable price” offered must be the highest of: (i) the highest price paid or agreed to be paid by the offeror, or by persons acting in concert with the offeror, for the securities subject to the tender offer during the 12 months preceding the commencement date of the period during which the tender offer must be conducted; and (ii) the average market price of the securities subject to the tender offer during the semester immediately prior to the date of the announcement of the transaction by which the change in the controlling interest is agreed upon. With respect to item (i) above, acquisitions of a non-significant volume in relative terms (as defined by CNV rules) shall not be considered, provided they were carried out at market price, in which case the highest price paid for the remaining acquisitions during the reference period shall prevail. Further, the price referred to in item (ii) above shall not apply when the percentage of shares listed on a market authorized by the CNV represents at least 25% of the capital stock of the issuer and the liquidity conditions provided by the CNV rules are met.

Public Offers in the Case of Voluntary Withdrawal from the Public Offer and Listing System in Argentina. The Argentine Capital Markets Law and the CNV rules also provide that, when a company whose shares are publicly offered voluntarily agrees to withdraw from the public offer and listing system, the company must follow the procedures contemplated in CNV rules and must also launch a mandatory public offer to acquire the full amount of its shares and/or stock warrants or securities convertible into shares or stock options, in accordance with the provisions of the CNV rules. The public offer need not be addressed to any shareholders who voted for withdrawal at the relevant shareholders’ meeting. The public offer may be made solely as a sale transaction, and payment thereunder must be made in cash.
The company’s own shares may be bought solely by using earned and net profits or freely-available cash reserves, provided that they are fully paid-up, and for the amortization or disposition thereof, within the term established in Section 221 of the Argentine General Companies Law. The company must provide the CNV with proof of the company’s financial capacity to buy such shares as well as proof of the fact that the company’s financial soundness will not be adversely affected as a result of payment of the shares.

In the case of mandatory OPAs due to squeeze-out or delisting, the Argentine Capital Markets Law establishes that the following price criteria must be considered: (i) the highest price that the offeror would have paid or agreed for the securities subject to the offer during the 12 months prior to the request of the minority shareholder or unilateral declaration of acquisition in squeeze-out cases or from delisting resolution; (ii) the average price of the securities subject to the offer during the semester immediately prior to the request of the minority shareholder or unilateral declaration of acquisition in squeeze-out cases or as of the delisting resolution; (iii) the equity value of the shares, considering a delisting special balance, if applicable; (iv) the value of the company calculated according to criteria of discounted cash flows and/or indicators applicable to comparable companies or businesses; and (v) the liquidation value of the company. In these cases, the “equitable price” must never be lower than the higher of those indicated in points (i) and (ii) of this paragraph.

Mandatory or Voluntary Acquisition Public Offer in the Event of Almost Total Control (Squeeze Out). If one person directly or indirectly owns 95% or more of the outstanding shares of a company whose shares are publicly offered in Argentina, any minority shareholder may require the controlling shareholder to launch a mandatory public offer for all the outstanding shares of the company. Additionally, a person who directly or indirectly owns 95% or more of the outstanding shares of a public company in Argentina may unilaterally make the decision to buy all of the outstanding shares of the company within six months of the date on which said person attains said 95% ownership of the company, and withdraw the company from the system for public offer and listing of shares. The price offered must be fair, in accordance with the criteria listed above and established in the Argentine Capital Markets Law and the CNV rules.
Public Offer for Sale (OPV). OPV or “Oferta Pública de Venta” is defined as the market transaction by which a natural or legal person, acting individually or in concert with other persons, irrevocably offers the sale of shares with voting rights of a listed company, for a pre-fixed term, and subject to a special procedure to control the terms and conditions of the offer.
Competing offers. The General Resolution establishes new conditions, terms and procedures for the authorization of competing tender offer bids. Such tender offer bids must comply with the general provisions applicable to OPAs and with the following conditions: (i) they must be submitted up to 5 calendar days prior to the end date of the initial offer acceptance period; (ii) they must be directed to an equal or greater number of securities; (iii) they must improve the previous offer by raising by 15% the value of the consideration offered or by extending the offer to a higher number of securities, as the case may be. In the event that the acceptance period of the preceding offer ends before the competing offer, the term of the preceding one must be extended until the expiration of the competitor’s term.
The initial offeror will have a term of seven calendar days from the announcement of the competing offer to ratify or improve its offer. The authorization of the competing offer allows the initial offeror to desist from its offer.

II.	AMERICAN DEPOSITARY SHARES
The following is a description of our American Depositary Shares, or ADS, representing Ordinary Shares of Loma Negra C.I.A.S.A. and the rights of the holders of our ADSs registered under Section 12 of the Securities Exchange Act of 1934, as amended. This summary is subject to and qualified in its entirety by reference to the deposit agreement (the “Deposit Agreement”), dated as of December 19, 2022, among the company, JPMorgan Chase Bank N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder, including the form of American depositary receipts. For more complete information, you should read the entire Deposit Agreement and the form of ADR. The form of Deposit Agreement (including the form of ADR) is incorporated by reference as an exhibit 2.1 to Loma Negra C.I.A.S.A.’s annual report on Form 20-F for the year ended December 31, 2025. Capitalized terms shall have the meaning stated herein or the meaning stated in the Deposit Agreement.

Depositary.

JPMorgan Chase Bank , N.A. will act as the depositary bank for our American Depositary Shares. JPMorgan Chase Bank, N.A.’s depositary offices are located at 270 Park Avenue, Floor 8, New York, New York 10017. The depositary bank typically appoints a custodian to safe keep the securities on deposit. In our case, the custodian is Banco Santander Argentina S.A.
General.
Each ADS represents the right to receive five fully paid ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Argentina, which are different from the laws in the United States.
As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.
The manner in which you own the ADSs (i.e., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC.

The registration of the ordinary shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Voting Rights.
As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the underlying ordinary shares in the shares represented by your ADSs. At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. We intend to give notice of shareholders’ meetings to the depositary bank in writing together with voting materials at least 30 days in advance of the applicable shareholders’ meeting so that the distribution of notices and voting materials to holders of ADSs can coincide with the publication of the corresponding notices to shareholders in Argentina. Pursuant to the Argentine General Companies Law and our bylaws notices to shareholders’ meetings must be published in Argentina at least 20 but not more than 45 days prior to the date of the shareholders’ meeting. See section “Item 10.B Memorandum and Articles of Association—Shareholders’ Meetings” of the Annual Report on Form 20-F.
If the depositary bank receives voting instructions from a holder of ADSs before the voting instructions cut-off date specified by the depository bank in each case, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. If the depositary bank receives timely voting instructions from a holder of ADSs which fail to specify the manner in which the securities represented by the holder’s ADSs are to be voted, the depositary bank shall (unless otherwise specified in the applicable notice) deem such ADS holder to have instructed the depositary bank to vote in favor of the applicable resolutions. If we request the depositary bank to distribute voting materials to the ADS holders at least 30 days before the shareholders’ meeting date and the depositary bank does not timely receive voting instructions from a holder of ADSs on or before the date established by the depositary for such purpose, the depositary bank shall deem such ADS holder to have instructed the depositary bank to give a discretionary proxy to a person designated by our board of directors with respect to the deposited securities represented by the holder’s ADSs and the depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the deposit agreement, our bylaws, applicable laws and the provisions of the deposited securities, to give or cause the custodian to give a discretionary proxy to the person so designated by our board of directors to vote such deposited securities; provided, however, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which our board of directors informs the depositary that (x) the we do not wish such proxy given, (y) substantial opposition exists or (z) the matter to be voted on materially and adversely affects the rights of holders of our ordinary shares.
Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.
Dividends and Distributions
As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.
Distributions of Cash. Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Argentine laws and regulations.
The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.
Distributions of Shares. Whenever we make a free distribution of shares for the securities on deposit with the custodian, we will deposit the applicable number of shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the shares deposited or modify the ADS-to-share ratio, in which case each ADS you hold will represent rights and interests in the additional shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to-share ratio upon a distribution of shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the shares received upon the terms described in the Deposit Agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights. Whenever we intend to distribute rights to purchase additional shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the Deposit Agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new shares other than in the form of ADSs.
The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.
The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions. Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the Deposit Agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the Deposit Agreement.
If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Argentina would receive upon failing to make an election, as more fully described in the Deposit Agreement.
Other Distributions. Whenever we intend to distribute property other than cash, shares or rights to purchase additional shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable. If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the Deposit Agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.
The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.
The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.
The net proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Notice Requirements.
We will furnish to the depositary bank copies in English of all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders. Upon receipt thereof, the depositary bank will, upon our request, mail such reports to all owners. The depositary bank will make available for inspection by owners at its principal office, at the office of the custodian and at any other designated transfer office, any notices, reports and communications received from us that are made generally available to shareholders.
Redemption.
Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the Deposit Agreement, the depositary bank will provide notice of the redemption to the holders.
The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the Deposit Agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.
Changes Affecting Shares.
The shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value of the underlying ordinary shares represented by our ordinary shares, a split-up, cancellation, consolidation or reclassification of such underlying shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Amendments and Termination.
We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the shares represented by your ADSs (except as permitted by law).
We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.
After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).
Inspection Rights.

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.
Transfer, Combination and Split Up of ADRs.
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares upon Cancellation of ADSs.
As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying shares at the custodian’s offices. Your ability to withdraw the shares may be limited by U.S. and Argentine legal considerations applicable at the time of withdrawal. In order to withdraw the shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.
You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (1) the transfer books for the shares or ADSs are closed, or (2) shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
ADS holders who are non-Argentine entities that are not registered with the applicable public registry of commerce of Argentina and who withdraw deposited securities for their own account, are required to register with a local public registry of commerce to exercise certain shareholder rights, including voting rights.
Limitations on Depositary Liability.

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•
The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•
The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in shares, for the validity or worth of the shares and the underlying shares, for any tax consequences that result from the ownership of ADSs, for the creditworthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice or for any actions of or failure to act by, or any information not provided by DTC or any participant in DTC.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•
We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our bylaws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•
We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our bylaws or in any provisions of or governing the securities on deposit.

•
We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•
We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential, indirect or punitive damages resulting from any breach of the terms of the deposit agreement or otherwise.

•
We, the depositary bank and the custodian disclaim any liability for any action or failure to act by any holder or any beneficial owner of ADSs relating to their obligations under Argentine law or regulation relating to foreign investment in Argentina and the withdrawal of shares upon cancellation of ADSs.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

•
Nothing in the deposit agreement precludes JPMorgan Chase Bank, N.A. (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates JPMorgan Chase Bank, N.A. to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.